Exhibit 99.1

Roundy’s, Inc. Reports Second Quarter 2014 Financial Results

MILWAUKEE – August 6, 2014 – Roundy’s, Inc. (“Roundy’s”) (NYSE: RNDY), a leading grocer in the Midwest, today reported financial results for the thirteen weeks and twenty-six weeks ended June 28, 2014.

Q2 20141

•	Net sales from continuing operations increased 11.9% to $971.9 million

•	Net loss from continuing operations was $13.5 million, or $0.28 net loss per diluted common share, compared to net income from continuing operations of $11.6 million, or $0.26 diluted net earnings per common share

•	Adjusted net loss from continuing operations[2] was $3.0 million, or $0.06 adjusted net loss per diluted common share[2], compared to adjusted net income from continuing operations[2] of $11.6 million, or $0.26 adjusted diluted net earnings per common share[2]

•	Adjusted EBITDA from continuing operations[2] was $26.9 million compared to $44.5 million

Year-to-Date 20141

•	Net sales from continuing operations increased 7.5% to $1,866.3 million

•	Net loss from continuing operations was $20.0 million, or $0.42 net loss per diluted common share, compared to net income from continuing operations of $17.4 million, or $0.39 diluted net earnings per common share

•	Adjusted net loss from continuing operations[2] was $4.8 million, or $0.10 adjusted net loss per diluted common share[2], compared to adjusted net income from continuing operations[2] of $17.4 million, or $0.39 adjusted diluted net earnings per common share[2]

•	Adjusted EBITDA from continuing operations[2] was $54.6 million compared to $81.1 million

“We continue to be proactive on a number of fronts to improve performance over the long term,” said Robert A. Mariano, chairman, president and chief executive officer of Roundy’s. We recently closed on the sale of 18 Rainbow stores that was announced in May and we have closed the remaining nine stores not included in the sale, completely exiting the Twin Cities market. We are also closing our Stevens Point, WI, distribution center at the end of the third quarter and we implemented additional cost containment initiatives during the second quarter. Our operating results during the quarter were negatively impacted by these initiatives as well as start-up costs related to the Dominick’s stores acquired from Safeway. We are confident that the strategic actions we started in the second quarter will improve our cost structure, operational efficiency and overall execution to provide positive long-term benefits to our business.”

[1]	All comparisons are to the thirteen and twenty-six weeks ended June 29, 2013. See “Discontinued Operations” for a discussion of the 18 Rainbow stores that are included in discontinued operations for the thirteen and twenty-six weeks ended June 29, 2013 and June 28, 2014.
[2]	Adjusted Net Income (Loss) from Continuing Operations, Adjusted Net Earnings (Loss) per Common Share from Continuing Operations and Adjusted EBITDA are non-GAAP financial measures. See the tables herein for important information about these measures and a full reconciliation to the most comparable GAAP measure.

Mr. Mariano concluded, “During the second quarter, we opened seven stores of which six were Mariano’s stores bringing the total number of stores to 24 at the end of the second quarter. Four of the stores were former Dominick’s stores and we opened two new stores, Mariano’s Ravenswood and Mariano’s Bucktown, in Chicago. We opened two more former Dominick’s stores in July and we have now opened 10 of the 11 former Dominick’s locations.”

Financial Results for Second Quarter of 2014

Results from Continuing Operations

Net sales from continuing operations for the second quarter of 2014 were $971.9 million, an increase of $103.6 million, or 11.9%, from $868.3 million for the second quarter of 2013. The increase primarily reflects the benefit of new stores, partially offset by a decrease in same-store sales. Same-store sales excluding all of the Company’s Rainbow stores declined 2.2%, which was due to a 3.4% decrease in the number of customer transactions, partially offset by a 1.2% increase in average transaction size. Same-store sales excluding the Company’s Rainbow stores continue to be negatively impacted by competitive store openings and the weak economic environment in the Company’s core markets. Same-store sales comparisons were impacted by approximately 150 basis points from the positive impact of the Easter holiday calendar shift between the first and second quarters. Same-store sales, including the nine Rainbow stores that were included in continuing operations for the second quarter of 2014, decreased 2.8%, reflecting the deteriorating sales at those remaining nine Rainbow stores.

Gross profit for the second quarter of 2014 increased 10.1% to $256.4 million, from $233.0 million in the same period last year. Gross profit as a percentage of net sales was 26.4% for the second quarter of 2014, compared to 26.8% in the same period last year. The decrease in gross profit as a percentage of net sales primarily reflects increased shrink, including the effect of the higher perishable mix of Illinois stores and the start-up impact of new or acquired Illinois stores, partially offset by an increased perishable sales mix.

Operating and administrative expenses for the second quarter of 2014 increased to $248.6 million, from $ 204.3 million in the same period last year. Operating and administrative expenses as a percentage of net sales increased to 25.6% in the second quarter of 2014, from 23.5% in the same period last year. This increase was primarily due to increased start-up labor costs and higher occupancy costs in new or acquired Illinois stores relative to the chain average. The Company also experienced reduced fixed cost leverage in its core business resulting from lower sales. The Company also incurred a $1.2 million charge relating to corporate employee severance.

During the second quarter of 2014, the Company recorded a pre-tax non-cash impairment charge of $11.1 million related to the assets of the Rainbow stores that were closed in the third quarter 2014. The Company also recorded a pre-tax non-cash impairment charge of $5.1 million for the assets at the Company’s Stevens Point distribution facility, which the Company expects to close during the third quarter of 2014.

For the second quarter of 2014, net loss from continuing operations was $13.5 million, or $0.28 net loss per diluted common share, compared to net income from continuing operations of $11.6 million, or $0.26 diluted net earnings per common share, for the second quarter of 2013. Adjusted net loss from continuing operations for the second quarter of 2014 was $3.0 million, or $0.06 adjusted net loss per diluted common share, compared to adjusted net income from continuing operations of $11.6 million, or $0.26 adjusted diluted net earnings per common share, for the second quarter of 2013. Adjusted net income for the second quarter of 2014 excludes a $9.7 million after-tax charge, or $0.20 per diluted common share, for asset impairment charges related to the nine Rainbow stores and the Stevens Point distribution facility, and a $0.7 million after-tax charge, or $0.01 per diluted common share, for employee severance costs recognized during the second quarter of 2014.

Adjusted EBITDA from continuing operations for the second quarter of 2014 was $26.9 million, compared to $44.5 million in the second quarter of 2013. The decrease was primarily due to the effect of the aforementioned items.

Year-to-Date Financial Results

Results from Continuing Operations

Net sales were $1,866.3 million for the twenty-six weeks ended June 28, 2014, an increase of $130.9 million, or 7.5%, from $1,735.4 million for the twenty-six weeks ended June 29, 2013. The increase primarily reflects the benefit of new stores, partially offset by a decrease in same-store sales. Same-store sales excluding all of the Company’s Rainbow stores declined 3.3%, which was due to a 5.3% decrease in the number of customer transactions, partially offset by a 2.0% increase in average transaction size. Same-store sales excluding the Company’s Rainbow stores continue to be negatively impacted by competitive store openings and the weak economic environment in the Company’s core markets. Same-store sales, including the nine Rainbow stores that were included in continuing operations for the twenty-six weeks ended June 28, 2014, decreased 3.9%, reflecting the deteriorating sales at those remaining nine Rainbow stores.

Gross profit for the twenty-six weeks ended June 28, 2014 increased 7.2% to $495.3 million, from $462.0 million in the same period last year. Gross profit as a percentage of net sales was 26.5% for the twenty-six weeks ended June 28, 2014, compared to 26.6% in the same period last year. The decrease in gross profit as a percentage of net sales primarily reflects increased shrink, including the effect of the higher perishable mix of Illinois stores and the start-up impact of new or acquired Illinois stores, partially offset by an increased perishable sales mix.

Operating and administrative expenses for the twenty-six weeks ended June 28, 2014 increased to $476.5 million, from $412.4 million in the same period last year. Operating and administrative expenses as a percentage of net sales increased to 25.5% for the twenty-six weeks ended June 28, 2014, from 23.8% in the same period last year. The increase in the rate as a percentage of net sales was primarily due to increased start-up labor costs and higher occupancy costs in new or acquired Illinois stores relative to the chain average. The Company also experienced reduced fixed cost leverage in its core business resulting from lower sales.

For the twenty-six weeks ended June 28, 2014, net loss from continuing operations was $20.0 million, or $0.42 net loss per diluted common share, compared to net income from continuing operations of $17.4 million, or $0.39 diluted net earnings per common share, for the twenty-six weeks ended June 29, 2013. Adjusted net loss from continuing operations for the twenty-six weeks ended June 28, 2014 was $4.8 million, or $0.10 adjusted net loss per diluted common share, compared to income from continuing operations of $17.4 million, or $0.39 adjusted diluted net earnings per common share, for the twenty-six weeks ended June 29, 2013. Adjusted net income for the second quarter of 2014 excludes a $9.7 million after-tax charge, or $0.21 per diluted common share, for asset impairment charges related to the nine Rainbow stores and the Stevens Point distribution facility, a $0.7 million after-tax charge, or $0.01 per diluted common share, for employee severance costs recognized during the second quarter of 2014 and a $4.8 million after-tax charge, or $0.10 per diluted common share, for the extinguishment of debt that occurred during the first quarter of 2014.

Adjusted EBITDA from continuing operations for the twenty-six weeks ended June 28, 2014 was $54.6 million, compared to $81.1 million in the twenty-six weeks ended June 29, 2013. The decrease was primarily due to the effect of the aforementioned items.

Net cash flows provided by operating activities for the twenty-six weeks ended June 28, 2014 was $16.6 million, compared to $43.4 million during the twenty-six weeks ended June 29, 2013. The decrease in cash provided by operating activities was due primarily to lower operating income.

Discontinued Operations

During the second quarter of 2014, the Company entered into definitive agreements to sell 18 Rainbow stores in the Minneapolis / St. Paul market to a group of local grocery retailers (the “Buyers”), including SUPERVALU INC. (“Rainbow Store Sale”). The aggregate sale price for the 18 Rainbow stores was $65 million in cash plus the proceeds from inventory that was sold to the Buyers at the closing of the Rainbow Store Sale. In addition, as part of the transaction, the Buyers assumed the lease obligations and certain multi-employer pension liabilities related to the acquired stores. The Rainbow Store Sale closed during the third quarter of 2014. The 18 Rainbow stores are included in discontinued operations in the Consolidated Statement of Comprehensive Income (Loss) for the thirteen and twenty-six weeks ending June 29, 2013 and June 28, 2014.

As a result of the Rainbow Store Sale and the exit from the Minneapolis / St. Paul market, the Company expects to incur a withdrawal liability related to the multi-employer pension plans in which the effected employees participate. The Company recorded a pre-tax charge of $25.8 million during the second quarter of 2014, for the estimated multi-employer pension withdrawal liability related to the 18 Rainbow stores that were sold, which represents the Company’s best estimate absent the demand letters from the multi-employer plans. Demand letters from the impacted multi-employer pension plans may be received in 2015, or later and the ultimate withdrawal liability may change from the currently estimated amount. Any future charge will be recorded in the period when the change is identified. The Company expects the liability will be paid out in quarterly installments, which vary by plan, over a period of up to 20 years. During the third quarter of 2014, the Company expects to record an additional pre-tax charge of $22 to $26 million for the estimated multi-employer pension withdrawal liability related to the remaining nine Rainbow stores that were closed in the third quarter.

In addition, during the second quarter of 2014, the Company announced its intention to exit the Minneapolis / St. Paul market entirely. The remaining nine Rainbow stores which were not included in the Rainbow Store Sale were closed during the third quarter of 2014. During the second quarter of 2014, the Company recorded a pre-tax non-cash impairment charge of $11.1 million related to the assets of the nine Rainbow stores that were closed in the third quarter 2014.

Stevens Point

During the third quarter of 2014, the Company announced the closure of its Stevens Point distribution center (“Stevens Point Warehouse”). A gradual phase-out of those operations will occur and the Stevens Point Warehouse will cease operations in the third quarter of 2014 after which time it will be marketed for sale. With the closing of the Stevens Point Warehouse, Roundy’s will consolidate its supply chain operations in its Oconomowoc Distribution Center, allowing the Company to maximize its distribution efficiencies. As a result of these actions, the Company recorded a pre-tax non-cash impairment charge of $5.1 million for the assets at the Stevens Point Warehouse. The Company estimates that it will record severance and other one-time charges of $2.0 to $2.5 million related to the closure of the Stevens Point Warehouse during the third quarter of 2014.

Fiscal 2014 Guidance

The Company issued its guidance from continuing operations for the remainder of fiscal 2014. The following table provides information on the Company’s current estimated 2014 results (excluding Rainbow):

	Q3 2014	Fiscal 2014
Net Sales	$970 to $980 million	$3.84 to $3.87 billion
Same-store Sales Growth	(2.25%) to (3.25%)	(2.75%) to (3.5%)
Adjusted EBITDA	$23 to $28 million	$115 to $125 million
Interest Expense (1)	$13.5 to $14 million	$55 to $56 million
Income Tax Rate	40.0%	40.0%
Capital Expenditures	$25 to $30 million	$90 to $95 million
New Store Openings	1	6
Acquired Store Openings	2	11
Adjusted Net Loss Per Diluted Share (2)	($0.05) to ($0.11)	($0.04) to ($0.16)

(1)	Includes non-cash interest of approximately $1.2 million related to amortization of deferred financing fees and original issue discount for the third quarter of 2014. Includes non-cash interest of approximately $4.6 related to amortization of deferred financing fees and original issue discount for fiscal 2014.
(2)	The Company’s adjusted diluted net loss per diluted share guidance for the third quarter of 2014 and Fiscal 2014 do not include the charges that the Company expects to incur in connection with the closing of the Rainbow Store Sale, the closure of the remaining nine Rainbow stores and severance and other one-time expenses related to the closure of the Stevens Point warehouse. These charges are expected to be of a type that are similar to those charges excluded from adjusted diluted earnings per share and adjusted net income in prior quarters. Please see an explanation of these non-GAAP measures below.

Conference Call

The Company will host a conference call and audio webcast today, August 6, 2014 at 4:30 p.m. ET (3:30 p.m. CT) to discuss financial results for the second quarter of fiscal 2014. To access the conference call, participants should dial (888) 949-2791; passcode is 6486936. Participants are encouraged to dial in to the conference call ten minutes prior to the scheduled start time. The call will be also broadcast live over the Internet and accessible through the Investor Relations section of the Company’s website at www.roundys.com, where it will be archived and accessible through August 20, 2014. A telephone replay will be available through August 20, 2014 by calling (866) 346-7114 to access the playback.

About Roundy’s

Roundy’s is a leading grocer in the Midwest with nearly $4 billion in sales and more than 25,000 employees. Founded in Milwaukee in 1872, Roundy’s operates 148 retail grocery stores and 97 pharmacies under the Pick ’n Save, Copps, Metro Market and Mariano’s retail banners in Wisconsin and Illinois. Roundy’s is committed to helping the communities its stores serve through the Roundy’s Foundation. Chartered in 2003, the Roundy’s Foundation mission is to support organizations working to relieve hunger and helping families in crisis due to domestic abuse, neglect and other at-risk situations.

Non-GAAP Financial Measures

This press release presents Adjusted Net Income (Loss), Adjusted Net Earnings (Loss) Per Common Share and Adjusted EBITDA, which are non-GAAP financial measures within the meaning of applicable SEC rules and regulations, as defined under “Consolidated Statements of Comprehensive Income (Loss).” For a reconciliation of Adjusted Net Income (Loss) from continuing operations and Adjusted EBITDA from to net income (loss) from continuing operations under generally accepted accounting principles and for a discussion of the reasons why the Company believes that these non-GAAP financial measures provide information that is useful to investors see the tables below under “Reconciliation of Non-GAAP Amounts.”

Forward-Looking Statements

This release contains forward-looking statements about the Company’s future performance, which are based on Management’s assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: competitive practices and pricing in the food industry generally and particularly in the Company’s principal markets; employee relationships and the terms of future collective bargaining agreements; the costs and other effects of legal and administrative cases and proceedings; the nature and extent of continued consolidation in the food industry; changes in the financial markets which may affect the cost of capital and our ability to access capital; supply or quality control problems with vendors; and changes in economic conditions which affect the buying patterns of customers. Additional factors that could cause actual results to differ materially from such statements are discussed in the Company’s periodic reports and filings with the Securities and Exchange Commission.

Contact:

James J. Hyland

Vice President of Investor Relations and Corporate Communications

james.hyland@roundys.com

414-231-5811

Roundy’s, Inc.

Consolidated Statements of Comprehensive Income (Loss)

(In thousands, except per share data)

(Unaudited)

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	June 29, 2013	June 28, 2014	June 29, 2013	June 28, 2014
Net Sales	$868,316	$971,943	$1,735,412	$1,866,341
Costs and Expenses:
Cost of sales	635,330	715,505	1,273,437	1,371,032
Operating and administrative	204,305	248,624	412,417	476,528
Asset impairment charges	—	16,193	—	16,193
Interest:
Interest expense, net	10,465	13,586	21,027	27,225
Amortization of deferred financing costs	526	541	1,050	1,137
Loss on debt extinguishment	—	—	—	8,649

	850,626	994,449	1,707,931	1,900,764

Income (Loss) from Continuing Operations before Income Taxes	17,690	(22,506)	27,481	(34,423)
Provision (Benefit) for Income Taxes	6,100	(9,049)	10,052	(14,428)

Net Income (Loss) from Continuing Operations	11,590	(13,457)	17,429	(19,995)
Net Income (Loss) from Discontinued Operations	1,882	(14,208)	4,690	(12,187)

Net Income (Loss)	$13,472	$(27,665)	$22,119	$(32,182)

Basic net earnings (loss) per common share:
Continuing operations	$0.26	$(0.28)	$0.39	$(0.42)
Discontinued operations	$0.04	$(0.30)	$0.10	$(0.26)
Diluted net earnings (loss) per common share:
Continuing operations	$0.26	$(0.28)	$0.39	$(0.42)
Discontinued operations	$0.04	$(0.30)	$0.10	$(0.26)
Weighted average number of common shares outstanding:
Basic	44,962	48,123	44,962	47,301
Diluted	45,214	48,123	45,045	47,301
Dividends declared per share	$0.12	$—	$0.24	$—
Comprehensive Income (Loss)	$14,132	$(27,408)	$23,438	$(31,585)

Reconciliation of Non-GAAP Amounts

Adjusted Net Income (Loss) from Continuing Operations and Adjusted Net Earnings (Loss) Per Common Share from Continuing Operations (Unaudited)

The following is a summary of the calculation of Adjusted Net Income (Loss) from Continuing Operations and Adjusted Net Earnings (Loss) Per Common Share from Continuing Operations for the thirteen and twenty-six weeks ended June 29, 2013 and June 28, 2014 (in thousands, except per share amounts):

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	June 29, 2013	June 28, 2014	June 29, 2013	June 28, 2014
Net Income (Loss) from continuing operations	$11,590	$(13,457)	$17,429	$(19,995)
Asset impairment charges, net of tax	$—	$9,722	$—	$9,722
Employee severance costs, net of tax	—	701	—	701
Loss on debt extinguishment, net of tax	—	—	—	4,768

Adjusted Net Income (Loss) from continuing operations	$11,590	$(3,034)	$17,429	$(4,804)

Net earnings (loss) per common share:
Basic	$0.26	$(0.28)	$0.39	$(0.42)
Diluted	$0.26	$(0.28)	$0.39	$(0.42)
Adjustments per common share, diluted:
Asset impairment charges, net of tax	$—	$0.20	$—	$0.21
Employee severance costs, net of tax	$—	$0.01	$—	$0.01
Loss on debt extinguishment, net of tax	$—	$—	$—	$0.10
Adjusted net earnings (loss) per common share: (1)
Basic	$0.26	$(0.06)	$0.39	$(0.10)
Diluted	$0.26	$(0.06)	$0.39	$(0.10)

(1)	Amounts in table may not foot due to rounding.

The Company presents Adjusted Net Income (Loss) and Adjusted Net Earnings (Loss) Per Common Share, non-GAAP measures, to provide investors with a view of operating performance excluding significant and non-recurring items.

Adjusted EBITDA (Unaudited)

The following is a summary of the calculation of Adjusted EBITDA for the thirteen and twenty-six weeks ended June 29, 2013 and June 28, 2014 (in thousands):

	Thirteen Weeks Ended
	June 29, 2013			June 28, 2014
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Net Income (loss)	$11,590	$1,882	$13,472	$(13,457)	$(14,208)	$(27,665)
Interest expense	10,465	1,003	11,468	13,586	507	14,093
Provision (benefit) for income taxes	6,100	2,214	8,314	(9,049)	(9,547)	(18,596)
Depreciation and amortization expense	14,899	1,513	16,412	16,770	636	17,406
LIFO charge (benefit)	170	—	170	(47)	—	(47)
Amortization of deferred financing costs	526	48	574	541	18	559
Non-cash stock compensation expense	762	—	762	1,213	—	1,213
Employee severance costs	—	—	—	1,167	—	1,167
Asset impairment charges	—	—	—	16,193	1,357	17,550
Multi-employer pension withdrawal charge	—	—	—	—	25,796	25,796
Loss on debt extinguishment	—	—	—	—	—	—

Adjusted EBITDA	$44,512	$6,660	$51,172	$26,917	$4,559	$31,476

	Twenty-six Weeks Ended
	June 29, 2013			June 28, 2014
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Net Income (loss)	$17,429	$4,690	$22,119	$(19,995)	$(12,187)	$(32,182)
Interest expense	21,027	2,025	23,052	27,225	1,162	28,387
Provision (benefit) for income taxes	10,052	4,139	14,191	(14,428)	(7,727)	(22,155)
Depreciation and amortization expense	29,749	3,061	32,810	32,163	2,104	34,267
LIFO charge (benefit)	670	—	670	443	—	443
Amortization of deferred financing costs	1,050	97	1,147	1,137	46	1,183
Non-cash stock compensation expense	1,151	—	1,151	2,074	—	2,074
Employee severance costs	—	—	—	1,167	—	1,167
Asset impairment charges	—	—	—	16,193	1,357	17,550
Multi-employer pension withdrawal charge	—	—	—	—	25,796	25,796
Loss on debt extinguishment	—	—	—	8,649	399	9,048

Adjusted EBITDA	$81,128	$14,012	$95,140	$54,628	$10,950	$65,578

The Company presents Adjusted EBITDA, a non GAAP measure, to provide investors with a supplemental measure of its operating performance. The Company believes that Adjusted EBITDA is a useful performance measure and is used by the Company to facilitate a comparison of its operating performance on a consistent basis from period-to-period and to provide for a more complete understanding of factors and trends affecting the Company’s business than measures under U.S. generally accepted accounting principles (‘‘GAAP’’) can provide alone. The Company’s board of directors and management also use Adjusted EBITDA as one of the primary methods for planning and forecasting overall expected performance and for evaluating on a quarterly and annual basis actual results against such expectations, and as a performance evaluation metric in determining achievement of certain compensation programs and plans for employees, including its senior executives.

The Company defines Adjusted EBITDA as earnings before interest expense, provision for income taxes, depreciation and amortization, LIFO charges, amortization of deferred financing costs, non-cash compensation expenses arising from the issuance of stock, costs incurred in connection with the Company’s IPO (or subsequent offerings of Roundy’s common stock), loss on debt extinguishment, certain non-recurring or unusual employee and pension related costs, costs related to acquisitions, costs related to debt financing activities, goodwill and asset impairment charges and Adjusted EBITDA from discontinued operations. Omitting interest, taxes and the other items provides a financial measure that facilitates comparisons of the Company’s results of operations with those of companies having different capital structures. Since the levels of indebtedness, tax structures, and methodologies in calculating LIFO expense that other companies have are different from the Company’s, it omits these amounts to facilitate investors’ ability to make these comparisons. Similarly, the Company omits depreciation and amortization because other companies may employ a greater or lesser amount of owned property, and because in the Company’s experience, whether a store is new or one that is fully or mostly depreciated does not necessarily correlate to the contribution that such store makes to operating performance. The Company believes that investors, analysts and other interested parties consider Adjusted EBITDA an important measure of the Company’s operating performance. Adjusted EBITDA should not be considered as an alternative to net income as a measure of the Company’s performance. Other companies in the Company’s industry may calculate Adjusted EBITDA differently than the Company does, limiting its usefulness as a comparative measure.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. The limitations of Adjusted EBITDA include: (i) it does not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments; (ii) it does not reflect changes in, or cash requirements for, the Company’s working capital needs; (iii) it does not reflect income tax payments the Company may be required to make; and (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

Roundy’s, Inc.

Consolidated Balance Sheets

(In thousands, except per share data)

	December 28, 2013	June 28, 2014
		(Unaudited)
Assets
Current Assets:
Cash and cash equivalents	$82,178	$35,767
Notes and accounts receivable, less allowance for losses	38,838	41,243
Merchandise inventories	280,467	312,729
Prepaid expenses	9,867	17,352
Income taxes receivable	1,704	22,028
Deferred income taxes	13,838	13,838
Current assets held for sale	21,655	74,087

Total current assets	448,547	517,044

Property and Equipment, net	314,898	310,405
Other Assets:
Other assets—net	59,846	60,378
Long-term assets held for sale	60,725	—
Goodwill	577,537	577,537

Total other assets	698,108	637,915

Total assets	$1,461,553	$1,465,364

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$251,586	$257,842
Accrued wages and benefits	38,652	44,847
Other accrued expenses	46,834	52,388
Current maturities of long-term debt and capital lease obligations	3,612	8,393
Income taxes	615	—
Current liabilities held for sale	1,127	3,996

Total current liabilities	342,426	367,466

Long-term Debt and Capital Lease Obligations	734,303	701,412
Deferred Income Taxes	76,285	80,597
Other Liabilities	78,691	100,263
Long-term Liabilities Held For Sale	3,421	—

Total liabilities	1,235,126	1,249,738

Commitments and Contingencies
Shareholders’ Equity:
Preferred stock (5,000 shares authorized at 12/28/13 and 6/28/14, respectively, $0.01 par value, 0 shares at 12/28/13 and 6/28/14, respectively, issued and outstanding)	—	—
Common stock (150,000 shares authorized, $0.01 par value, 46,777 shares and 49,528 shares at 12/28/13 and 6/28/14, respectively, issued and outstanding)	468	495
Additional paid-in capital	116,874	138,221
Retained earnings	137,545	104,773
Accumulated other comprehensive loss	(28,460)	(27,863)

Total shareholders’ equity	226,427	215,626

Total liabilities and shareholders’ equity	$1,461,553	$1,465,364

Roundy’s, Inc.

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Twenty-six Weeks Ended
	June 29, 2013	June 28, 2014
Cash Flows From Operating Activities:
Net income (loss)	$22,119	$(32,182)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Asset impairment charges	—	16,193
Multi-employer pension withdrawal charge	—	25,796
Depreciation of property and equipment and amortization of intangible assets	32,810	34,267
Amortization of deferred financing costs	1,147	1,183
Loss (gain) on sale of property and equipment	142	(79)
LIFO charges	670	443
Deferred income taxes	(461)	(1,043)
Loss on debt extinguishment	—	9,048
Amortization of debt discount	743	1,160
Stock-based compensation expense	1,151	2,074
Changes in operating assets and liabilities:
Notes and accounts receivable	(5,198)	(2,405)
Merchandise inventories	(2,577)	(26,197)
Prepaid expenses	(313)	(1,357)
Other assets	5	(2,111)
Accounts payable	(15,312)	128
Accrued expenses and other liabilities	1,658	14,089
Income taxes	6,803	(22,450)

Net cash flows provided by operating activities	43,387	16,557

Cash Flows From Investing Activities:
Capital expenditures	(22,675)	(42,504)
Proceeds from sale of property and equipment	490	90

Net cash flows used in investing activities	(22,185)	(42,414)

Cash Flows From Financing Activities:
Dividends paid to common shareholders	(10,869)	(149)
Payments of witholding taxes for vesting of restricted stock shares	(329)	(711)
Borrowings on revolving credit facility	30,000	326,500
Payments made on revolving credit facility	(30,000)	(291,500)
Proceeds from long-term borrowings	—	450,800
Payments of debt and capital lease obligations	(7,076)	(519,181)
Issuance of common stock, net of issuance costs	—	19,302
Debt issuance and refinancing fees and related expenses	—	(5,615)

Net cash flows used in financing activities	(18,274)	(20,554)

Net increase (decrease) in Cash and Cash Equivalents	2,928	(46,411)
Cash and Cash Equivalents, Beginning of Period	72,889	82,178

Cash and Cash Equivalents, End of Period	$75,817	$35,767

Supplemental Cash Flow Information:
Cash paid for interest	$21,940	$28,756
Cash paid for income taxes	7,849	1,338